UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2025

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF 168th MEETING OF THE AUDIT AND CONTROL COMMITEE OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 29th, 2025

1.      DATE, TIME AND VENUE: On January 29th, 2025, at 1:00 p.m. (São Paulo local time), held remotely, as provided for in Article 47, first Paragraph of the Internal Regulations of the Board of Directors and Technical and Advisory Committees (“Regulations”) of Telefônica Brasil S.A. (“Company”).

2.      CALL NOTICE AND ATTENDANCE: The call was waived, given the presence of all members of the Company’s Audit and Control Committee (“Committee”), namely: Mr. Juan Carlos Ros Brugueras, Chairman of the Committee; Mr. José Maria Del Rey Osorio, Member of the Board of Directors, and Mr. Alfredo Arahuetes García, Member of the Board of Directors, who subscribe to these minutes, as provided for in Article 43, paragraph 2 of the Company's Bylaws. Therefore, there was quorum for the meeting to be convened, in accordance with the Company's Bylaws. The Director of Corporate and Business Affairs, Mrs. Nathalia Pereira Leite, also attended the meeting as Secretary.

3.           PRESIDING BOARD: Juan Carlos Ros Brugueras – Chairman of the Meeting; and Nathalia Pereira Leite – Meeting Secretary.

4.           AGENDA AND RESOLUTION: After examining and discussing the matters on the Agenda, the members of the Committee unanimously decided as follows:

4.1. Proposal to reverse split all common shares issued by the Company, and subsequently split them, without changing the value of the Company's capital stock, and the consequent amendment and consolidation of the Bylaws.

The proposal for the reverse split all of common shares issued by the Company was considered, in the proportion of 40 (forty) shares to 1 (one) share, and subsequent split, so that 1 (one) grouped share corresponds to 80 (eighty) shares, without changing the Company's share capital value, but only the total number of shares ("Operation"), and Article 5, caput, of the Company's Bylaws to reflect the new quantity of shares[1] in which the Company's capital stock is divided.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF 168th MEETING OF THE AUDIT AND CONTROL COMMITEE OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 29th, 2025

It was made clear that the Operation aims to provide greater liquidity to the shares issued by the Company and, consequently, improve the process of forming its price by increasing the quantity of outstanding shares effectively negotiated and adjusting its price. In addition, the Operation aims to: (a) reduce operational and administrative costs resulting from the current configuration of the Company's shareholder base; (b) provide greater efficiency in managing its shareholder base; (c) improve the efficiency of book-entry share registration and custody systems, (d) enhance the provision of information and communication, improving the service to shareholders, and (e) provide greater efficiency in distributing proceeds to the Company's shareholders.

The proposal for the Operation considers the implementation according to the following procedures:

(i)	The authorization for the Company’s Executive Board to define the start date for the implementation procedures of the Operation, which should be within a period of 6 (six) months from the date of the Extraordinary Shareholders' Meeting (ESM).
(ii)	Once the Executive Board defines the date to start the procedures to implement the Operation, a period of not less than 30 (thirty) days will be determined for the shareholders holding common shares of the Company to, if necessary, aggregate their shares into whole lots in multiples of 40 (forty), at their own discretion ("Position Adjustment Period").

[1] The aforementioned proposal includes the cancellation of 21,944,664 (twenty-one million, nine hundred and forty-four thousand, six hundred and sixty-four) ordinary book-entry shares, without nominal value, issued by the Company, held in treasury, as approved by the Board of Directors in a meeting on December 20, 2024.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF 168th MEETING OF THE AUDIT AND CONTROL COMMITEE OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 29th, 2025

(iii)	After the end of the Position Adjustment Period, any fractional shares held by shareholders who have not adjusted their position in multiples of 40 (forty) shares will be grouped into whole numbers and sold at auction, to be held at B3 S.A. - Brasil, Bolsa e Balcão on behalf of the holders of the fractions. The net proceeds from the sale of these shares will be proportionally distributed among all holders of the fractional shares, on a date and in a manner to be informed in due course by the Company, with amounts belonging to unidentified holders being held at the Company for the legal period, for collection by the respective holder upon providing full registration information.

The proposal, to be submitted to the ESM, considers that the Operation: (i) will be applied to all Company shareholders, (ii) will not result in a change in the value of Company's share capital, (iii) will not modify the rights conferred by the Company's issued shares to its holders; and (iv) will not imply a change in the total amount of securities of the Company traded on the American capital market (American Depositary Receipt - "ADR"), resulting only in the change, alongside the execution of the Operation, of the number of shares composing each ADR, with 1 (one) ADR then representing 2 (two) common shares issued by the Company.

It was made clear that the proposed Operation was submitted to the Fiscal Council, of which has emitted a favorable opinion on the matter.

Taking into consideration the clarifications provided during the meeting, the Committee members, having analyzed the terms of the Operation, unanimously decided to recommend to the Board of Directors the approval of the proposed Operation, as presented above, with the consequent amendment of the Company's Bylaws, to be deliberated at the ESM, in accordance with the Brazilian Corporation Law.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF 168th MEETING OF THE AUDIT AND CONTROL COMMITEE OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 29th, 2025

5. CLOSING: There being no further business to be discussed, the Chairman of the Committee declared the meeting adjourned, and these minutes were drawn up. São Paulo, January 29th, 2025.

_______________________________	_______________________________
Juan Carlos Ros Brugueras Chairman of the Audit and Control Committee	Alfredo Arahuetes García

_______________________________	____________________________________
José Maria Del Rey Osorio	Nathalia Pereira Leite Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	January 29, 2025	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director